Resin Systems Inc.’s Chief Financial Officer Resigns

Calgary, Alberta, December 21, 2007: Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a developer of innovative advanced material products, announced today that Rob Schaefer, chief financial officer and corporate secretary, has resigned from RS to lead the business development of a major Canadian power generation company. Mr. Schaefer will continue as chief financial officer until March 2008 to ensure a smooth transition period. Mr. Schaefer joined RS as chief financial officer in August 2005. RS has started the process for filling this position.

“Rob Schaefer played an instrumental role in our business refocusing that was completed earlier this year,” said Paul Giannelia, president and chief executive officer. “On behalf of our board of directors and our organization, I want to thank Rob for his contribution during these critical start-up years and wish him the best going forward in his chosen career.”

About RS

RS is a developer of innovative advanced material products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the RStandard™ composite roller tube and the award winning RStandard™ modular composite utility pole. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version" and "RStandard" are trademarks of RS.

For further information please contact:

Resin Systems Inc.

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000 Fax: (403) 219-8001

Email: info@grouprsi.com